LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

October 27, 2015

BY EDGAR

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance – Mail Stop 4631
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 17, LLC Registration Statement on Form S-1 Filed May 4, 2015 File No. 333-203841

Dear Ms. Long:

This letter is a supplemental response to the one outstanding comment in your letter of October 14, 2015, addressed to Dean Cash, concerning the above referenced filing.

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-10

1.	Please revise to disclose the specific day in September that you evaluated subsequent events through. Refer to ASC 855-10-50-1 for guidance.

See the attached revision to Note 2.  The specific day in September, the 24th, was inadvertently omitted in the filed amendment.  The Company’s independent auditors are aware of the omission and correction of this typographical error, and were aware of the date through which subsequent event matters were evaluated.

The Company does not have any further material changes to its registration statement and does not anticipate any further material changes prior to its intended request for acceleration to the desired effective date of November 9, 2015.  FINRA has issued its “no objections” letter and most merit review states have cleared the offering.

The Company would seek to avoid the significant expense and potential delay involved in filing a further pre-effective amendment for the purpose of filling the omitted date in Note 2 if at all possible.  The substantial expense involved in the legal and accounting review required for each registration statement filing, and the cost of processing and printing hard copies of the filing and mailing copies to all states would seem to be an unnecessary burden on the Company in this context.  The Company would propose to include the corrected omission in the final prospectus filed pursuant to Rule 424, and has included and will include the omitted date in all copies of the audited balance sheet since the error was found.

Ms. Pamela A. Long
October 27, 2015

Please advise whether the Staff would entertain an acceleration request on the foregoing basis.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Tracey McKoy, Staff Accountant Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi Mr. Samuel Schussler
Vasco Morais, Esq.